FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE HACKETT GROUP, INC.

October 20, 2022

Via Secure File Transfer

Mr. Rufus Decker

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hackett Group, Inc.

Form 10-K for the fiscal year ended December 31, 2021, filed March 4, 2022

Item 2.02 Form 8-K filed February 22, 2022

File No. 333-48123

FOIA Confidential Treatment of Supplemental Information Pursuant to Rule 83

Dear Mr. Decker and Ms. Cvrkel,

The Hackett Group, Inc. (the “Company”) today filed via EDGAR with the Securities and Exchange Commission (the “SEC”) a letter (the “Response Letter”) in response to the comment letter from the staff (the “Staff”) of the SEC dated September 22, 2022 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 4, 2022, and the Company’s Item 2.02 Form 8-K filed with the SEC on February 22, 2022.

The Response Letter references a supplemental submission of a draft Form 10-K/A for the fiscal year ended December 31, 2021 (the “Form 10-K/A). Enclosed herewith is a copy of the Form 10-K/A, which has also been marked “Confidential Treatment Requested by The Hackett Group, Inc.” In accordance with Rule 83 of the SEC’s Rules on Information and Requests (17 C.F.R. §200.83), the Company hereby requests that this letter and the Form 10-K/A be afforded confidential treatment under the Freedom of Information Act (“FOIA”) and be exempt from mandatory disclosure under FOIA. The Form 10-K/A is being submitted to the SEC on a confidential basis in response to the Comment Letter.

Each page of the Form 10-K/A includes an identifying number and code (A0001 through A0007) and the words “Confidential Treatment Requested by The Hackett Group, Inc.”

The Company hereby requests pursuant to Rule 83 that notices relating to this letter and the Form 10-K/A, and any request for disclosure of the foregoing pursuant to FOIA, be directed to Robert Ramirez at 1001 Brickell Bay Drive, Suite 3000, Miami, FL 33131 and (786) 497-7820 or rramirez@thehackettgroup.com.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE HACKETT GROUP, INC.

Pursuant to Rule 83, a copy of this request (but not the Form 10-K/A) is also being delivered to the Office of Freedom of Information and Privacy Act Operations of the SEC. Should you have any questions regarding this letter, please do not hesitate to contact me at (786) 497-7820. We thank you in advance for your attention to the above.

Yours truly,

/s/ Robert A. Ramirez
Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer

Enclosure

cc:	Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549 (w/out enclosure)

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